                    Report of Independent Public Accountants

To the Board of Directors and Stockholders of Orbital
Communications Corporation:

We have audited the accompanying consolidated balance sheet of Orbital Communications Corporation (the "Company") as of December 31, 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbital Communications Corporation as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring net losses, has a net stockholders' deficiency, during 2000 wrote off substantially all of its investment in ORBCOMM Global, L.P. and was notified in April 2001 by certain creditors of ORBCOMM Global, L.P. of their demand for $170 million of amounts due and owing pursuant to guarantees made by the Company. Management's plans in regard to these matters are also described in Note 10. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.



Vienna, VA
February 3, 2000 (except with respect to the matters discussed in Note 10, as to which the date is April 12, 2001)

                       ORBITAL COMMUNICATIONS CORPORATION
                           CONSOLIDATED BALANCE SHEET
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                     DECEMBER 31, 1999
                                                                                                     -----------------
                                          ASSETS
 CURRENT ASSETS:
      Cash and cash equivalents                                                                           $   10
      Accounts receivable and other current assets                                                           830
                                                                                                             ---
            Total Current Assets                                                                             840
 Investments in affiliates                                                                                30,699
                                                                                                          ------
            TOTAL ASSETS                                                                                 $31,539
                                                                                                         =======

                           LIABILITIES AND STOCKHOLDERS' DEFICIT

 LIABILITIES:
 Accounts payable and other accrued liabilities - current                                                 $  270
 Due to parent and affiliates - non-current                                                              173,358
                                                                                                         -------
           Total Liabilities                                                                             173,628
 Non-controlling interest in net assets of consolidated subsidiary                                       (8,656)
 COMMITMENTS AND CONTINGENCIES
 STOCKHOLDERS' DEFICIT:
      Common stock, par value $0.01:
        8,000,000 shares authorized:
        4,818,892 shares issued;
         4,713,620 and 4,688,320 shares outstanding, respectively                                             48
      Additional paid-in capital                                                                             732
      Treasury stock, at cost, 105,272 shares                                                            (1,193)
      Accumulated deficit                                                                              (133,020)
                                                                                                       ---------
           Total Stockholders' Deficit                                                                 (133,433)
                                                                                                       ---------
           TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                                  $ 31,539
                                                                                                        ========


      See accompanying footnotes to the consolidated financial statements.

                       ORBITAL COMMUNICATIONS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                                    YEAR ENDED DECEMBER 31, 1999
                                                                                    ----------------------------
SERVICE AND PRODUCT SALES                                                                       $  2,126
EXPENSES:
  Costs of sales                                                                                     584
  Marketing, administrative and other expenses                                                     6,541
                                                                                                   -----
          Total expenses                                                                           7,125
                                                                                                   -----
LOSS FROM OPERATIONS                                                                             (4,999)
OTHER INCOME AND EXPENSES:
  Equity in net losses of affiliates                                                            (69,914)
  Non-controlling interest in net losses of consolidated
     subsidiary                                                                                    2,360
                                                                                                   -----
NET LOSS                                                                                      $ (72,553)
                                                                                              ==========

      See accompanying footnotes to the consolidated financial statements.

                       ORBITAL COMMUNICATIONS CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  YEAR ENDED DECEMBER 31
                                                                                                  ----------------------
                                                                                                           1999
                                                                                                           ----
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                                             $   (72,553)
   ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:
       Items not affecting cash:
           Equity in net losses of affiliates                                                               69,914
           Non-controlling interest in net loses of consolidated subsidiary                                (2,360)
                                                                                                           -------
   SUB-TOTAL                                                                                                67,554
 Net change in non-cash working capital items:
           Decrease (increase) in accounts receivable and other current assets                                 417
           Increase (decrease) in accounts payable and other accrued liabilities                             (617)
                                                                                                             -----
           NET CASH USED IN OPERATING ACTIVITIES                                                           (5,199)
                                                                                                           -------
 CASH FLOWS FROM INVESTING ACTIVITIES:
   Investments in affiliates                                                                              (44,502)
                                                                                                          --------
           NET CASH USED IN INVESTING ACTIVITIES                                                          (44,502)
                                                                                                          --------
 CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from sale of common stock to employees                                                            280
    Purchases of treasury stock                                                                              (260)
    Repayments of promissory notes                                                                               0
    Net borrowings from parent and affiliates                                                               49,681
                                                                                                            ------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                                                        49,701
                                                                                                            ------
 NET DECREASE IN CASH AND CASH EQUIVALENTS                                                                       0
 CASH AND CASH EQUIVALENTS:
    Beginning of period                                                                                         10
 CASH AND CASH EQUIVALENTS:
    End of period                                                                                        $      10
                                                                                                         =========



Non-Cash Transaction: As discussed in note 7 of the accompanying footnotes, during 1999, 9700 common shares were repurchased for cash of $260,000 and a promissory note of $163,000.

          See accompanying notes to consolidated financial statements.

                       ORBITAL COMMUNICATIONS CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                           Common Stock                     Additional
                                                           -------------                       Paid-in
                                                     Shares              Amount                Capital
                                                     ------              ------                -------
    BALANCE, DECEMBER 31, 1998                    4,783,892                  48                    452
    --------------------------
       Shares issued to employees                    35,000                   0                    280
       Treasury stock purchased                           0                   0                      0
      Net loss                                            0                   0                      0
                                                          -                   -                      -
    BALANCE, DECEMBER 31, 1999                    4,818,892                 $48                   $732
    --------------------------                    =========                 ===                   ====


                                                         Treasury Stock                   Accumulated
                                                         --------------                     Earnings
                                                  Shares                Amount              Deficit              Total
                                                  ------                ------              -------              -----
    BALANCE, DECEMBER 31, 1998                    95,572                 (770)               (60,467)            (60,737)
    --------------------------
       Shares issued to employees                      0                     0                      0                 280
       Treasury stock purchased                    9,700                 (423)                      0               (423)
      Net loss                                         0                     0               (72,553)            (72,553)
                                                       -                     -               --------            --------
    BALANCE, DECEMBER 31, 1999                   105,272              $(1,193)             $(133,020)          $(133,433)
    --------------------------                   =======              ========             ==========          ==========


       See accompanying footnotes to the consolidated financial statements

                       ORBITAL COMMUNICATIONS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)     NATURE OF OPERATIONS

        Organization

        Orbital Communications Corporation ("Orbital Communications") is a majority owned and controlled subsidiary of Orbital Sciences Corporation ("Orbital") and is included in Orbital's consolidated financial statements. In 1993, Orbital Communications and Teleglobe Mobile Partners ("Teleglobe Mobile"), a partnership established by affiliates of Teleglobe Inc. ("Teleglobe"), formed ORBCOMM Global, L.P. ("ORBCOMM"), a Delaware limited partnership, and two marketing partnerships, ORBCOMM USA, L.P. ("ORBCOMM USA") and ORBCOMM International Partners, L.P. ("ORBCOMM International"). As of December 31, 1999, each of Orbital Communications and Teleglobe Mobile is a 50% general partner in ORBCOMM, and ORBCOMM is a 98% general partner in each of the two marketing partnerships. Additionally, Orbital Communications is a 2% general partner in ORBCOMM USA, and Teleglobe Mobile is a 2% general partner in ORBCOMM International. Directly and indirectly, as of December 31, 1999 Orbital Communications holds and controls 51% and 49% of ORBCOMM USA and ORBCOMM International, respectively. In January 2000, ORBCOMM USA and ORBCOMM International ceased doing business as separate entities and ORBCOMM assumed their business operations (see note 9).

        Pursuant to the terms of the relevant partnership agreements, and prior to the merger referred to in note 9, as of December 31, 1999: (i) Orbital Communications and Teleglobe Mobile share equal responsibility for the operational and financial affairs of ORBCOMM; (ii) Orbital Communications controls and consolidates the operational and financial affairs of ORBCOMM USA; and (iii) Teleglobe Mobile controls the operational and financial affairs of ORBCOMM International. Since Orbital Communications is unable to control, but is able to exercise significant influence over ORBCOMM's and ORBCOMM International's operating and financial policies, Orbital Communications accounts for its investments in ORBCOMM and ORBCOMM International using the equity method of accounting.

        In April 1999, ORBCOMM formed ORBCOMM Enterprises, L.P. ("ORBCOMM Enterprises"), a Delaware limited partnership for the purpose of marketing and distributing ORBCOMM's monitoring, tracking and messaging services to customers and developing applications with respect thereto. In May 1999, ORBCOMM USA transferred approximately $700,000 of its assets to ORBCOMM Enterprises.

        The ORBCOMM System Description

        ORBCOMM was formed to develop, construct, operate and market the ORBCOMM low-Earth orbit ("LEO") satellite data communication system (the "ORBCOMM System"). The ORBCOMM System is comprised of three operational segments: (i) a space segment consisting of a 35 LEO satellites, 26 of which were in commercial service at December 31, 1999; (ii) a ground and control segment consisting of a network control center, which serves as the global control for the satellites' gateway Earth stations which send signals to and receive signals from the satellites, and (iii) a subscriber segment consisting of various models of subscriber units, some of which are intended for general use, while others are designed to support specific applications.

        Regulatory Status

        Construction and operation of communications satellites in the United States requires licenses from the Federal Communications Commission (the "FCC"). Orbital Communications has received licenses from the FCC granting Orbital Communications full operational authority for the ORBCOMM System. Similar licenses are required from foreign regulatory authorities to permit ORBCOMM System services to be offered outside the United States. Primary responsibility for obtaining licenses outside the United States will reside with the entities that become international licensees. In January 2000, Orbital Communications agreed to transfer the FCC licenses if certain events occur (see
Note 9).

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Preparation of Consolidated Financial Statements

        The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform to the 1999 consolidated financial statement presentation.

        Principles of Consolidation

        The consolidated financial statements include the accounts of Orbital Communications and ORBCOMM USA. All material transactions and accounts between consolidated entities have been eliminated.

        Revenue Recognition

        ORBCOMM USA provides subscriber unit hardware to commercial customers. Revenues from product sales are recognized when products are shipped or when customers have accepted the products, depending on contractual terms. Service revenues are recognized when service is rendered.

        Income Taxes

        Orbital Communications is included in Orbital's consolidated Federal income tax returns. Orbital Communications determines its provision for income taxes as if it were filing on a separate return basis. Orbital Communications recognizes income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        Investments in Affiliates and Recoverability of Long-Lived Assets

        Orbital Communications uses the equity method of accounting for its investments in, and equity in earnings (losses) of, affiliates, in which Orbital Communications has the ability to significantly influence, but not control the affiliates' operations. In accordance with the equity method of accounting, Orbital Communications' carrying amount of an investment in an affiliate is initially recorded at cost and is increased to reflect its proportionate share of the affiliate's income and is reduced to reflect its proportionate share of the affiliate's losses. Orbital Communications' investment is also increased to reflect contributions to, and decreased to reflect distributions from, the affiliate. Any excess of the amount of Orbital Communications' investment over the amount of Orbital Communications' underlying equity in each affiliate's net assets is amortized over a period of 20 years.

        Orbital Communications' policy is to review its long-lived assets, including its investments in affiliates, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Orbital Communications recognizes an impairment loss when the sum of expected future cash flows is less than the carrying amount of the asset.

        Fair Value of Financial Instruments

        The carrying value of Orbital Communications' current assets and current liabilities approximate fair value since all such instruments are short-term in nature.

        Stock Based Compensation

        Orbital Communications accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which requires companies to: (i) recognize as expense the fair value of all stock-based awards on the date of grant, or (ii) continue to apply the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and provide pro forma net income (loss) data for employee stock option grants as if the fair-value-based method as defined in SFAS 123 had been applied. Orbital Communications has elected to continue to apply the provisions of APB 25 and to provide the pro forma disclosure in accordance with the provisions of SFAS 123.

(3)     INVESTMENTS IN AFFILIATES

        At December 31, 1999, Orbital Communications had approximately $30,699,000 in investments in affiliates relating to ORBCOMM and ORBCOMM International. At December 31, 1999, ORBCOMM had $389,812,000 in total assets, $299,063,000 in total liabilities and $90,749,000 of total partners' capital, respectively. ORBCOMM recorded $2,772,000 in revenues and $144,548,000 in net losses for the year ended December 31, 1999. The difference between Orbital Communications' investment in ORBCOMM and the amount of Orbital Communications' underlying equity in ORBCOMM is primarily due to ORBCOMM accounting for its interests in ORBCOMM USA using the equity method of accounting, while Orbital Communications consolidates its interests in ORBCOMM USA. Based on the amended terms of the Partnership Agreement as explained in note 9, and its current assessment of the overall business prospects of the ORBCOMM System, Orbital Communications currently believes its investments in ORBCOMM and ORBCOMM International are fully recoverable. If in the future, the ORBCOMM business is not successful, Orbital Communications may be required to expense part or all of its investments.

(4)     RELATED PARTY TRANSACTIONS

        Orbital Communications obtains virtually all of its funding for its operations and for its capital investments in ORBCOMM from Orbital via a non-interest bearing intercompany borrowing arrangement. As of December 31, 1999, Orbital Communications owed Orbital $154,973,000, none of which is currently payable. As of December 31, 1999, Orbital Communications owed ORBCOMM $393,000.

        ORBCOMM USA currently obtains all of its funding from ORBCOMM via a non-interest bearing intercompany borrowing arrangement. As of December 31, 1999, ORBCOMM USA owed ORBCOMM $17,992,000. This liability was extinguished in connection with the merger described in note 9.

(5)     INCOME TAXES

        Orbital Communications had no current or deferred provision for income taxes for the year ended December 31, 1999.

        The differences between the actual taxes and taxes computed at the U.S. Federal income tax rate are summarized as follows:



                                                        Year Ended December 31,
                                                        -----------------------
                                                                  1999
                                                                  ----
       U.S. Federal statutory rate                               (35%)
       Change in valuation allowance                              35%
                                                                  ---
       Effective rate                                              0%
                                                                  ===


               The tax effects of significant temporary differences are as follows:

                                                                                                   Year Ended December 31,
                                                                                                   -----------------------
                                                                                                       (In Thousands)
                                                                                                            1999
                                                                                                            ----
Deferred Tax Asset:
     Net operating loss carryforward and other                                                            $ 72,902
     Valuation allowance                                                                                  (48,870)
                                                                                                          --------
               Tax assets net                                                                               24,032
Deferred Tax Liabilities:
     Book/Tax differences attributable to partnership items                                               (24,032)
                                                                                                          --------
               Net deferred tax assets                                                                    $      0
                                                                                                          ========



        Orbital Communications provides a valuation allowance against its net deferred tax assets given the trend of taxable losses in prior years.

(6)     COMMITMENTS AND CONTINGENCIES

        In August 1996, ORBCOMM and ORBCOMM Global Capital Corp. issued $170,000,000 senior unsecured notes due in 2004 (the "Notes") to institutional investors. The Notes bear interest at a fixed rate of 14% and provide for noteholder participation in future ORBCOMM system revenues. The Notes are fully and unconditionally guaranteed on a joint and several basis by Orbital Communications and Teleglobe Mobile and were guaranteed by ORBCOMM USA and ORBCOMM International prior to the merger described in note 9. The guarantees are non-recourse to Orbital Communications' shareholders (including Orbital) and Teleglobe Mobile's partners (including Teleglobe).

(7)     STOCK OPTION PLAN

        Certain provisions of the Orbital Communications Plan require Orbital Communications to repurchase, with cash or promissory notes, the common stock acquired pursuant to the options. The total amount of cash for stock repurchases and promissory note repayments is restricted to $1,000,000 per year, in accordance with the terms of the Notes (See Note 6). During 1999, Orbital Communications repurchased 9,700 common shares, by paying $260,000 in cash. A promissory note of $163,000 was issued in 1999 in connection with the repurchase of the 9,700 common shares.

        Orbital Communications' Board of Directors is required to determine the fair value of Orbital Communications' common stock semiannually in March and September. The Board of Directors has not yet determined the fair value of the common stock as of September 1999, to be used in its offer to repurchase shares. The price that will eventually be used may be contested by certain shareholders. The maximum number of shares that may be repurchased is approximately 43,000. The aggregate repurchase amount is not expected to exceed $2,000,000, however, the maximum amount that would be paid is limited to $1,000,000 per year as described in the preceding paragraph.

        The following two tables summarize information regarding options under the Orbital Communications Plan for the last year:


                                            NUMBER                          OPTION PRICE
                                           OF SHARES                          PER SHARE
                                      --------------------    ------------------------------------------

 OUTSTANDING AT
     DECEMBER 31, 1998                        1,004,830         $     1.50         -        $39.75

        Granted                                  36,000         $    39.75         -        $43.67
        Exercised                               (35,000)        $     1.50         -        $26.50
        Canceled or Expired                    (287,825)        $     4.00         -        $43.67
                                         --------------       ------------                 -------
 OUTSTANDING AT
     DECEMBER 31, 1999                          718,005         $     1.50         -        $43.67
                                         ==============         ==========                  ======


                                           WEIGHTED                OUTSTANDING
                                           AVERAGE                     AND
                                        EXERCISE PRICE             EXERCISABLE
                                     ---------------------    ----------------------

 OUTSTANDING AT
     DECEMBER 31, 1998                        $    20.40              520,864

        Granted                               $    43.34
        Exercised                             $     8.02
        Canceled or Expired                   $    27.84
                                               ---------
 OUTSTANDING AT
     DECEMBER 31, 1999                        $    19.18              531,739
                                              ==========              =======




                                                                   OPTIONS OUTSTANDING
                                ----------------------------------------------------------------------------------------
                                           NUMBER                    WEIGHTED AVERAGE
           RANGE OF                      OUTSTANDING                     REMAINING                 WEIGHTED AVERAGE
        EXERCISE PRICES               AT DEC. 31, 1999               CONTRACTUAL LIFE               EXERCISE PRICE
        --------------------    ---------------------------    ---------------------------   ---------------------------
   $   1.50 - $  4.00                        217,040                       2.83                    $     2.41
   $   5.25 - $ 25.00                        144,790                       4.56                    $    14.44
   $ 26.50                                   235,500                       7.83                    $    26.50
   $ 39.75 - $ 43.67                         120,675                       8.48                    $    40.72
   -----------------                  --------------                    -------                    ----------
   $   1.50 - $ 43.67                        718,005                       5.77                    $    19.18
   ==================                 ==============                    =======                    ==========

                                                   OPTIONS EXERCISABLE
                                 ----------------------------------------------------
                                            NUMBER
           RANGE OF                       EXERCISABLE              WEIGHTED AVERAGE
        EXERCISE PRICES                AT DEC. 31, 1999             EXERCISE PRICE
        --------------------     ---------------------------   ----------------------
   $   1.50 - $  4.00                        217,040                  $     2.41
   $   5.25 - $ 25.00                        139,165                  $    14.01
   $ 26.50                                   145,709                  $    26.50
   $ 39.75 - $ 43.67                          29,825                  $    39.75
   -----------------                   -------------                  ----------
   $   1.50 - $ 43.67                        531,739                  $    14.14
   ==================                  =============                  ==========


(8)     STOCK BASED COMPENSATION

        Orbital Communications uses the Black-Scholes option-pricing model to determine the pro forma impact of stock option grants under SFAS 123 on Orbital Communications' net loss. The model utilizes certain information, such as the interest rate on a risk-free security maturing generally at the same time as the option being valued, and requires certain assumptions, such as the expected amount of time an option will be outstanding until it is exercised or it expires, to calculate the weighted-average fair value per share of stock options granted. This information and the assumptions used in the option pricing model for 1999 is as follows: volatility 30%; dividend yield, zero percent; average expected life, 4.5 years; risk free interest rate, 5.6%, additional shares available, 308,750, and weighted-average exercise price per option grant, $43.34.

        Had the company determined compensation cost based on the fair value at the grant date for its stock options in accordance with the fair value method prescribed by SFAS 123, Orbital Communications' net loss would have been $72,885,000 for the year ended December 31, 1999.

(9)     SUBSEQUENT EVENTS

        Effective as of January 1, 2000, Orbital Communications entered into an agreement with ORBCOMM, Teleglobe, Orbital, and Teleglobe Mobile pursuant to which:

        - Teleglobe Mobile became ORBCOMM's sole general partner and majority owner, with an interest of approximately 64% as of January 1, 2000; and

        - Orbital Communications remained as a limited partner to ORBCOMM, with a minority ownership interest of approximately 36% as of January 1, 2000.

        On January 26, 2000, Orbital Communications and Teleglobe Mobile contributed to ORBCOMM its 2% direct participation interest in ORBCOMM USA and ORBCOMM International, respectively. As a result of this contribution, these companies ceased doing business as separate entities and ORBCOMM assumed their business operations.

        Orbital Communications agreed to file an application with the FCC to transfer to ORBCOMM the FCC licenses held by Orbital Communications with respect to the ORBCOMM low-Earth orbit satellite system if ORBCOMM has paid all amounts invoiced under the 1995 and 1999 procurement agreements between Orbital and ORBCOMM, and if an aggregate of $75,000,000 of additional capital contributions or similar equity investments is made to ORBCOMM by an entity after January 1, 2000.

(10) ADDITIONAL SUBSEQUENT EVENTS

MEMORANDUM OF UNDERSTANDING

        In August 2000, Teleglobe, Teleglobe Mobile, Orbital, ORBCOMM and Orbital Communications entered into a Memorandum of Understanding ("MOU"). The MOU provided for, among other things, that:

        - ORBCOMM devote commercially reasonable efforts to implement a new business plan agreed to by the parties,

        - Orbital continue discussions with potential investors in ORBCOMM,

        - ORBCOMM work with its creditors to restructure its debt in a manner consistent with the business plan and to take such other steps as may be appropriate in the event that ORBCOMM and its partners decide to pursue a filing under Chapter 11 of the United States Bankruptcy Code, and,

        - an affiliate of Teleglobe provide an aggregate of $17,000,000 of interim debt financing to ORBCOMM, a portion of which will be provided in the form of a secured loan and the remainder of which will be provided in a form to be determined by Teleglobe.

THE FCC LICENSES HELD BY ORBITAL COMMUNICATIONS CORPORATION HAVE NOT BEEN TRANSFERRED TO ORBCOMM.

ORBCOMM BANKRUPTCY, LITIGATION AND OCC WRITE-OFF OF INVESTMENT IN ORBCOMM

        On September 15, 2000, ORBCOMM along with seven of its subsidiaries (collectively the "Debtor") filed petitions for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (Case Nos. 00-3636 through 00-3643). As a result of ORBCOMM's Chapter 11 filing, Orbital Communications recorded a charge in the third quarter of 2000 to write off its investment in ORBCOMM. As of December 31, 2000, ORBCOMM had not developed its plan of reorganization pursuant to Chapter 11.

        In February 2001, ORBCOMM filed a motion with the Bankruptcy Court to approve bidding procedures for, and ultimately the sale of, all or substantially all of the Debtor's assets, or alternatively to convert the cases to cases under Chapter 7 of the United States Bankruptcy Code in the event no sale was consummated.

        On February 28, 2001, ORBCOMM entered into an asset purchase agreement (the "Agreement") with the bidder that was determined to have made the highest and best bid during the auction process, Advanced Communications Technologies, Inc. ("ACT"). Pursuant to the Agreement, ACT agreed to purchase substantially all the assets of ORBCOMM and its subsidiaries excluding cash and cash equivalents on hand and certain other assets including any undrawn Teleglobe Holding Corporation ("Teleglobe Holding") Debtor-in-Possession Financing proceeds as of the closing date. The sale to ACT was not consummated.


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        On April 9, 2001, ORBCOMM announced it had reached a tentative asset sale agreement to sell substantially all of its assets and its subsidiaries excluding cash and cash equivalents on hand as of the closing date with International Licensees, LLC ("International Licensees"), subject to finalizing certain terms and conditions, definitive documentation and International Licensees' investors' approval. International Licensees is a consortium consisting of certain international licensees and other business partners of ORBCOMM. The consideration to be paid at closing consists of $2,000,000 in cash and a $5,000,000 promissory note to be paid by International Licensees for distribution to Teleglobe Holding. In addition, upon confirmation of a consensual liquidating plan of reorganization, ORBCOMM will receive 5% of the equity of a company to be formed by International Licensees to effect the purchase and $6,500,000 of Orbital common stock subject to a valuation mechanism. This consideration will be distributed in accordance with the terms of the liquidating plan of reorganization. The sale is subject to Bankruptcy Court approval. There is no certainty at this time that either the sale to International Licensees will be consummated or that the contemplated liquidating plan of reorganization will be confirmed and consummated.

On September 14, 2000, ORBCOMM was in default on $170,000,000 of its 14% Series B Senior Notes with Revenue Participation Interest (the "Notes") due 2004. On April 5, 2001, the indenture trustee for the Notes made demand upon Orbital Communications Corporation for the amounts due and owing on the Notes. Orbital Communications will not be able to make these payments.

In addition to ORBCOMM's bankruptcy, the write-off of Orbital Communications's investment in ORBCOMM andthe demand for payment from ORBCOMM's creditors related to the $170,000,000 Notes, Orbital Communications has incurred recurring net losses and has a net stockholders' deficit which raises substantial doubt about Orbital Communications's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.


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